UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

 |_|  Form 10-K      |_|  Form 20-F      |_|  Form 11-K     |X| Form 10-Q
 |_|  Form 10-D      |_|  form N-SAR


For Period Ended: June 30, 2009

                  |_|   Transition Report on Form 10-K
                  |_|   Transition Report on Form 20-F
                  |_|   Transition Report on Form 11-K
                  |_|   Transition Report on Form 10-Q
                  |_|   Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:          Sino Gas International Holdings, Inc.
Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, China 10083



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requires additional time to ensure the accuracy of the information be included in the registrant's Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Yugang Zhang            (8610)                  8260-0527
      ---------          ----------            ------------------
       (Name)            (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Sino Gas International Holdings, Inc.
                     --------------------------------------
                  (Name of Registrant as Specified in Charter)


Date: August 14, 2009                               By: /s/ Yugang Zhang
                                                        ------------------------
                                                        Yugang Zhang
                                                        Chief Financial Officer

                         EXPLANATORY NOTE TO PART IV(3)

      Our estimated total net sales were approximately $7.33 million for the quarter ended June 30, 2009, which represented an increase of $2.21 million, or
43.2 %, compared to the same period of 2008. Our estimated gross profit was $1.54 million for the quarter ended June 30, 2009, which represented a decrease of $0.03 million, or 2.0%, compared to the same period of 2008.


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